SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)*

ZYNGA INC.

(Name of Issuer)

CLASS A COMMON STOCK

(Title of Class of Securities)

98986T108

(CUSIP Number)

DECEMBER 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98986T108	13G/A

1.	Names of Reporting Persons Mark J. Pincus
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 64,935,656 (1)(2)(3)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 64,935,656 (1)(2)(3)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 64,935,656 (1)(2)(3)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 6.8%(4)
12.	Type of Reporting Person (see instructions) IN

(1)	Includes 8,210 shares of Class A common stock subject to restricted stock unit awards held by Mr. Pincus that will vest within 60 days of December 31, 2019.
(2)	Includes 27,765,634 shares of Class A common stock held by Ogden Enterprises LLC, of which Mr. Pincus serves as manager.
(3)	Includes 830,000 shares of Class A common stock held by the Pincus Family Fund, of which Mr. Pincus serves as trustee.
(4)	Based on 950,042,400 shares of Class A common stock outstanding as of December 31, 2019, as reported by the Issuer to Mr. Pincus.

CUSIP No. 98986T108	13G/A

1.	Names of Reporting Persons Ogden Enterprises LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 27,765,634 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 27,765,634 (1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,765,634 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 2.9% (2)
12.	Type of Reporting Person (see instructions) OO

(1)	Represents shares of Class A common stock held directly by Ogden Enterprises LLC.
(2)	Based on 950,042,400 shares of Class A common stock outstanding as of December 31, 2019, as reported by the Issuer to Mr. Pincus.

CUSIP No. 98986T108	13G/A

1.	Names of Reporting Persons Pincus Family Fund
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 830,000 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 830,000 (1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 830,000 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 0.1% (2)
12.	Type of Reporting Person (see instructions) OO

(1)	Represents shares of Class A common stock held directly by the Pincus Family Fund.
(2)	Based on 950,042,400 shares of Class A common stock outstanding as of December 31, 2019, as reported by the Issuer to Mr. Pincus.

Item 1(a).	Name of Issuer:

Zynga Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

699 Eighth Street San Francisco, CA 94103

Item 2(a).	Name of Person Filing:

Mark J. Pincus Ogden Enterprises LLC Pincus Family Fund

Item 2(b).	Address of Principal Business Office or, if none, Residence:

c/o Zynga Inc. 699 Eighth Street San Francisco, CA 94103

Item 2(c).	Citizenship:

	Mark J. Pincus	USA

	Ogden Enterprises LLC	Delaware

	Pincus Family Fund	California

Item 2(d).	Title of Class of Securities:

Class A Common Stock

Item 2(e).	CUSIP Number:

98986T108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership

	(a)	Amount Beneficially Owned:

	Mark J. Pincus	64,935,656 (1)(2)(3)

	Ogden Enterprises LLC	27,765,634 (4)

	Pincus Family Fund	830,000 (5)

	(b)	Percent of Class:

	Mark J. Pincus	6.8% (6)

	Ogden Enterprises LLC	2.9% (6)

	Pincus Family Fund	0.1% (6)

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote

		Mark J. Pincus	64,935,656 (1)(2)(3)

		Ogden Enterprises LLC	27,765,634 (4)

		Pincus Family Fund	830,000 (5)

	(ii)	Shared power to vote or to direct the vote:

		Mark J. Pincus	0

		Ogden Enterprises LLC	0

		Pincus Family Fund	0

	(iii)	Sole power to dispose or to direct the disposition of:

		Mark J. Pincus	64,935,656 (1)(2)(3)

		Ogden Enterprises LLC	27,765,634 (4)

		Pincus Family Fund	830,000 (5)

	(iv)	Shared power to dispose or to direct the disposition of:

		Mark J. Pincus	0

		Ogden Enterprises LLC	0

		Pincus Family Fund	0

(1)	Includes 8,210 shares of Class A common stock subject to restricted stock unit awards held by Mr. Pincus that will vest within 60 days of December 31, 2019.
(2)	Includes 27,765,634 shares of Class A common stock held by Ogden Enterprises LLC.
(3)	Includes 830,000 shares of Class A common stock held by the Pincus Family Fund.
(4)	Represents shares of Class A common stock held directly by Ogden Enterprises LLC.
(5)	Represents shares of Class A common stock held directly by the Pincus Family Fund.
(6)	Based on 950,042,400 shares of Class A common stock outstanding as of December 31, 2019, as reported by the Issuer to Mr. Pincus.

Item 5.	Ownership of 5 Percent or Less of a Class

Not applicable

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of a Group

Not applicable

Item 10.	Certification

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Mark J. Pincus
Mark J. Pincus

OGDEN ENTERPRISES LLC

/s/ Mark J. Pincus
Mark J. Pincus, Manager

PINCUS FAMILY FUND

/s/ Mark J. Pincus
Mark J. Pincus, Trustee

Dated: February 14, 2020

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001)